FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuantto rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of May 2006

ACS Motion Control Ltd. (formerly ACS-Tech80 Ltd.)
(Translation of registrant’s name in English)

Ha’mada Avenue, Ramat Gabriel Industrial Park, Migdal Ha’emek, Israel
(Address of principal executive offices)

Indicateby check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Attached, as an Exhibit to this Report on Form 6-K, is the Registrant’s press release dated April 26, 2006, regarding its results for the quarter ended March 31, 2006 which is hereby incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACS Motion Control Ltd. (Registrant) BY: /S/ Ze'ev Kirshenboim —————————————— Ze'ev Kirshenboim President and CEO Date: May 1, 2006

Company Press Release
SOURCE: ACS Motion Control Ltd.
ACS MOTION CONTROL REPORTS FIRST QUARTER RESULTS

MIGDAL HA’EMEK, Israel, April 26 /PRNewswire/ – ACS Motion Control Ltd., (Nasdaq: ACSEF – news), a developer and manufacturer of advanced motion control products, today reports first quarter results.

Revenues for the first quarter of 2006 were $3,801,000, an increase of 52% from the $2,503,000 revenues reported in the first quarter of 2005, and an increase of 31% from the $2,906,000 revenues reported for the fourth quarter of 2005.

Net income for the first quarter of 2006 was $624,000, or $0.20 per share, compared to $40,000 net income, or $0.01 per share in the first quarter of 2005, and $324,000 net income, or $0.10 per share in the fourth quarter of 2005.

Operating income for the first quarter of 2006 was $589,000, compared to $28,000 in the first quarter of 2005, and $148,000 in the fourth quarter of 2005.

The company completed the first quarter of 2006 with cash, cash equivalents and marketable securities of approximately $5 million, compared to $3.8 million at the end of the first quarter of 2005, due to a positive cash flow from operations.

The increase in revenues is attributed to growth in the markets that we serve, to the gaining of new customers and new projects with existing customers.

Based on current improved market conditions and backlog of customer orders, we expect that revenues in the next two quarters will increase by 10% to 15% as compared to revenues in the last two quarters.

This press release contains forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the Company’s product, successful implementation of the Company’s product, competitive factors, the ability to manage the Company’s growth and the ability to recruit additional personnel.

Contact: Ze’ev Kirshenboim, CEO, ACS Motion Control Ltd. (011-972-4-654-6440)

2006, Q1 Consolidated Statement of Operations

	Three months ended March 31,		Year ended December 31,

	2006	2005	2005
	Consolidated
	U.S. Dollars in thousands

Revenues	3,801	2,503	11,428

Cost of revenues	1,856	1,281	5,657

Gross profit	1,945	1,222	5,771

Research and development costs
Costs incurred	500	408	1,629
Less-grants received	-	-	(17)

Net research and development costs	500	408	1,612

Selling, general and administrative expenses, net	856	786	3,137

Total operating costs	1,356	1,194	4,749

Operating income	589	28	1,022

Financing income, net	63	34	12
Other income (expenses), net	-	(1)	4

Income before taxes on income	652	61	1,038

Taxes on income, net	(28)	(21)	(64)

Net income	624	40	974

Earnings per Ordinary Share in U.S. Dollars
Basic	0.20	0.01	0.32

Weighted average number of Shares used in computation
of earnings per share
Basic - in thousands	3,089	3,077	3,078

2006, Q1 Consolidated Balance Sheet

	March 31,		December 31,

	2006	2005	2005
	Consolidated
	U.S. Dollars in thousands

ASSETS
Current assets
Cash and cash equivalents	1,136	2,575	1,641
Short-term marketable securities	693	258	511
Marketable debt securities	1,001	-	724
Trade receivables, net	3,352	2,186	2,517
Inventories	2,841	2,756	2,833
Other	457	530	330

Total current assets	9,480	8,305	8,556

Long-term assets
Deferred income taxes	118	143	121
Marketable debt securities	2,216	1,000	2,201
Investment in other company	1,218	1,218	1,218
Long-term assets	115	101	120

	3,667	2,462	3,660

Property and equipment
Cost	3,524	3,471	3,465
Less - accumulated depreciation	(2,893)	(2,591)	(2,810)

	631	880	655

	13,778	11,647	12,871

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Trade payables	1,515	934	1,118
Other	883	945	1,030

Total current liabilities	2,398	1,879	2,148

Long-term liabilities
Accrued severance pay, net	167	144	134

Total long-term liabilities	167	144	134

Shareholders' equity
Share capital - Ordinary Shares of NIS 0.01 par value
Authorized:- 8,000,000 shares
Issued - March 31, 2006 and December 31, 2005 - 3,113,577, March 31
2005 - 3,102,147
Outstanding - March 31, 2006 and December 31, 2005 - 3,088,776,
March 31, 2005 - 3,077,346	10	9	10
Treasury stock (March 31,2006 and 2005- 24,801
Dec 31, 2005- 24,801)	(346)	(346)	(346)
Additional paid-in capital	6,743	6,713	6,743
Retained earnings	4,806	3,248	4,182

	11,213	9,624	10,589

	13,778	11,647	12,871